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                     January 9, 2024

       Dana Petitto
       Chief Operating Officer
       Brookfield Real Estate Income Trust Inc.
       250 Vesey Street, 15th Floor
       New York, NY 10281

                                                        Re: Brookfield Real
Estate Income Trust, Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            File No. 000-56428

       Dear Dana Petitto:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction